                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           Western Multiplex Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock $0.10 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   95874P107
        ---------------------------------------------------------------
                                (CUSIP Number)

                                Kenneth J. Wees
                        Adaptive Broadband Corporation
                             1143 Borregas Avenue
                              Sunnyvale, CA 94089
                                (408) 732-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 12, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 95874P107                                               Page 2 of 14

-------------------------------------------------------------------------------
      Names of Reporting Persons S.S or I.R.S. Identification Nos. of Above
 1    Persons

      Adaptive Broadband Corporation
      94-1668412
-------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
      SEC Use Only
 3

-------------------------------------------------------------------------------
      Source Of Funds (See Instructions)
 4
      SC; WC
-------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
-------------------------------------------------------------------------------
      Citizenship or Place or Organization
 6
      Delaware
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,057,319 (acquisition of such shares is conditioned
                          upon the occurrence of certain events specified in
                          that certain Stock Option Agreement dated November 12,
                          2000 and filed as Exhibit 99.3 to this Schedule 13D)
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          39,796,351
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,057,319 (acquisition of such shares is conditioned
                          upon the occurrence of certain events specified in
                          that certain Stock Option Agreement dated November 12,
                          2000 and filed as Exhibit 99.3 to this Schedule 13D)
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
-------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      50,853,670

-------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)  [_]

-------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      91.5%
-------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      CO
-------------------------------------------------------------------------------
Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Adaptive Broadband Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 95874P107               SCHEDULE 13D                     Page 3 of 14
          ---------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Class A Common Stock, $0.10 par value per share ("Western Common Stock"), of Western Multiplex Corporation, a Delaware corporation ("Western"). The principal executive offices of Western are located at 1196 Borregas Avenue, Sunnyvale, California 94089.

ITEM 2. IDENTITY AND BACKGROUND

     (a) Adaptive Broadband Corporation ("Adaptive") is a supplier of data communications transmission equipment for the deployment of broadband wireless communication over the Internet.

     (b) The address of the principal office and principal business of Adaptive is 1143 Borregas Avenue, Sunnyvale, California 94089.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Adaptive's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Adaptive, nor, to Adaptive's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Adaptive, nor, to Adaptive's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the directors and executive officers of Adaptive named in
Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an Agreement and Plan of Merger dated November 12, 2000 (the "Merger Agreement") among Adaptive, Western and WA Merger Sub, Inc. ("Merger Sub") and subject to the conditions set forth therein (including approval by the stockholders of Western and Adaptive), Merger Sub will be merged with and into Adaptive (the "Merger"), with each share of Adaptive Common Stock being converted into the right to receive 1.345 shares of Class A Common Stock, par value $0.10 per share, of Western ("Western Common Stock") (as adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction) (the "Exchange Ratio"). The description contained in this Item 3 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.1.

     To facilitate the consummation of the Merger (as defined in Item 4 below), the principal stockholder of Western has entered into a Voting Agreement with Adaptive as described in Item 4, and Western has entered into the Option Agreement (as defined in Item 4 below) with Adaptive.

ITEM 4. PURPOSE OF TRANSACTION

     (a) - (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly owned subsidiary of Western, with and into Adaptive in a statutory merger pursuant to the Delaware General Corporation Law ("DGCL"). At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease and Adaptive will continue as the surviving corporation and as a wholly owned subsidiary of Western ("Surviving Corporation"). The officers and directors of the Surviving Corporation after

CUSIP No. 95874P107               SCHEDULE 13D                     Page 4 of 14
          ---------

the Effective Time shall be as mutually determined by Western and Adaptive prior to the Effective Time and shall serve as the officers and directors of the Surviving Corporation until their respective successors are elected and qualified or duly appointed, as the case may be. The Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Adaptive Broadband Corporation. The Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time.

     Merger Consideration. In connection with the Merger, holders of outstanding Adaptive Common Stock will receive, in exchange for each share of Adaptive Common Stock held by them, 1.345 shares of Western Common Stock (as adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction) (the "Exchange Ratio"). A warrant to purchase Adaptive Common Stock, to the extent outstanding immediately prior to the Effective Time, shall be converted into the right to receive, upon the exercise thereof, the number of shares of Western Common Stock that the holder thereof would have received had such holder exercised the warrant immediately prior to the Effective Time and the shares of Adaptive Common Stock that would have been held by such holder upon such exercise were converted into Western Common Stock. Each option to purchase Adaptive Common Stock (an "Adaptive Common Stock Option"), to the extent outstanding immediately prior to the Effective Time, shall cease to represent a right to acquire shares of Adaptive Common Stock and shall be converted, at the Effective Time, into an option to acquire, on the same terms and conditions as were applicable under the Adaptive Common Stock Option, that number of shares of Western Common Stock determined by multiplying the number of shares of Adaptive Common Stock subject to such Adaptive Common Stock Option by the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Western Common Stock, at a price per share (rounded up to the nearest one-hundredth of a cent) equal to the per share exercise price specified in such Adaptive Common Stock Option divided by the Exchange Ratio; provided, however, that in the case of any Adaptive Common Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. The terms, exercisability, vesting schedule and other provisions of such Adaptive Common Stock Options shall otherwise remain unchanged. In addition to the foregoing, Adaptive shall take all actions necessary to provide that, with respect to its Supplemental Executive Deferred Compensation Plan and its Phantom Stock Plan thereunder, all common and phantom stock accounts shall be converted into common and phantom stock accounts, as applicable, relating to shares of Western Common Stock and all such stock accounts, when and to the extent payable in stock, shall be paid in shares of Western Common Stock. If the Merger is consummated, Adaptive Common Stock will be deregistered under the Exchange Act and delisted from the Nasdaq National Market.

     Representations, Warranties, Covenants and Closing Conditions. The Merger Agreement contains customary representations and warranties on the part of Western and Adaptive, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Western and Adaptive, regulatory approval and the occurrence of no material adverse effect with respect to a party. The Merger Agreement also contains covenants regarding the activities of Western and Adaptive prior to the earlier of the Effective Time and the termination of the Merger Agreement. Western and Adaptive have agreed to conduct their respective businesses in the ordinary course and in a commercially reasonable manner. In addition, a number of corporate actions by Adaptive during the period pending the closing of the Merger require Western's approval, including borrowings, capital expenditures and stock option grants above specified minimums.

     Termination of the Merger Agreement. The Merger Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Adaptive and the stockholders of Western: (i) by mutual written consent of the Boards of Directors of Adaptive and Western; (ii) subject to certain exceptions, by either Adaptive or Western if the Merger shall not have been consummated by

CUSIP No. 95874P107               SCHEDULE 13D                     Page 5 of 14
          ---------

June 30, 2001; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before June 30, 2001; (iii) by either Adaptive or Western in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) subject to certain limitations, by Adaptive or Western if the approvals of the stockholders of either Western or Adaptive contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof at which the vote was taken; (v) by Western, if Adaptive shall have (a) failed to recommend the Merger to its stockholders or
(b) materially breached its obligations under the Merger Agreement by reason of:
(1) a failure to call a meeting of its stockholders to approve the Merger; (2) a change in its recommendation to its stockholders; (3) approval or recommendation of (or any proposal to publicly approve or recommend) any acquisition proposal;
(4) or a failure to prepare and mail to its stockholders the a Joint Proxy Statement/Prospectus in accordance with Section 5.1(a) of the Merger Agreement;
(vi) by Adaptive, if Western shall have (a) failed to recommend the Merger to its stockholders or (b) materially breached its obligations under the Merger Agreement by reason of: (1) a failure to call a meeting of its stockholders to approve the Merger; (2) a change in its recommendation to its stockholders; (3) approval or recommendation of (or any proposal to publicly approve or recommend) any acquisition proposal; (4) or a failure to prepare and mail to its stockholders the a Joint Proxy Statement/Prospectus in accordance with Section 5.1(a) of the Merger Agreement; (vii) by Adaptive if Western's representations and warranties in the Merger Agreement shall be or become materially inaccurate or if any of Western's covenants in the Merger Agreement shall have been breached and not cured within the period required by the Merger Agreement;
(viii) by Western if Adaptive's representations and warranties in the Merger Agreement shall be or become materially inaccurate or if any of Adaptive's covenants in the Merger Agreement shall have been breached and not cured within the period required by the Merger Agreement; or. (ix) by either Adaptive or Western, on the business day immediately preceding the date scheduled for the closing of the transactions contemplated by the Merger Agreement, if either of the following conditions are satisfied: (a) the Average Western Closing Price (as defined in the Merger Agreement) shall be less than or equal to $10.00; or
(b) the product of (x) 0.7 and (y) the ratio obtained by dividing the Final Index Price (as defined in the Merger Agreement) by the Initial Index Price (as defined in the Merger Agreement), shall be greater than (z) the ratio obtained by dividing the Average Western Closing Price by the Average Western Starting Price (as defined in the Merger Agreement); provided, however, that the right to terminate the Merger Agreement pursuant hereto shall not be available to any party that has incurred a Section 7.1 Event (as defined in the Merger Agreement).

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

     Voting Agreement. As an inducement to Adaptive to enter into the Merger Agreement, WMC Holding LLC, the majority stockholder of Western ("WMC Holding"), has entered into a Voting Agreement dated as of November 12, 2000 (the "Western Voting Agreement") with Adaptive. The number of shares of Western Common Stock beneficially owned by WMC Holding is set forth on Schedule II to the Schedule 13D. As of the date of the Western Voting Agreement, WMC Holding was the record and beneficial holder of 39,796,351 of the outstanding shares of Western Common Stock, representing approximately 71.6% of the issued and outstanding shares of Western Common Stock. Pursuant to the terms of the Western Voting Agreement, WMC Holding has agreed that, prior to the earlier of: (i) the Effective Time, (ii) a determination by the Board of Directors of Adaptive that an Acquisition Proposal constitutes a Superior Proposal under Section 5.4 of the Merger Agreement, or
(iii) termination of the Merger Agreement pursuant to Section 7.1 of thereof, it will, at the request of Adaptive, vote its shares of Western Common Stock in favor of: (x) approval of the issuance of Western Common Stock in connection with the Merger; (y) approval and adoption of the Merger Agreement; and (z) each of the other actions contemplated by the Merger Agreement. WMC Holding has also granted to Adaptive an irrevocable proxy with respect to the matters covered by the Western Voting Agreement. WMC has also agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose of or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with Western or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its stock

CUSIP No. 95874P107               SCHEDULE 13D                     Page 6 of 14
          ---------

currently held, any shares acquired after November 12, 2000, any securities exercisable for or convertible into Western Common Stock, any other capital stock of Western or any interest in any of the foregoing with any party except to a party that agrees in writing to be bound by the terms of the Western Voting Agreement. Adaptive did not pay any consideration to WMC Holding in connection with the execution and delivery of the Western Voting Agreement. The description contained in this Item 4 of the transactions contemplated by the Western Voting Agreement is qualified in its entirety by reference to the full text of the form of Western Voting Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.3.

     Stock Option Agreement. Also as an inducement to Adaptive to enter into the Merger Agreement, Adaptive and Western entered into a Stock Option Agreement dated November 12, 2000 (the "Option Agreement") pursuant to which Western granted Adaptive the right (the "Option") under certain conditions to purchase up to 11,057,319 shares of Western Common Stock (the "Option Shares") at a purchase price of $12.75 per share (the "Exercise Price"). Adaptive may also elect to net exercise the Option by surrendering a portion of the Option Shares with respect to such number of Option Shares as is determined by dividing (i) the aggregate Exercise Price payable in respect of the number of Option Shares being purchased by (ii) the excess of the Fair Market Value per share of Western Common Stock as of the last trading day preceding the date Adaptive delivers the option exercise notice to Western (the "Option Exercise Date") over the per share Exercise Price. The Fair Market Value per share of Western Common Stock shall be the average of the last reported sale prices per share of Western Common Stock for the 10 consecutive trading days commencing on the 12/th/ trading day immediately preceding the Option Exercise Date. The Option may be exercised, in whole or in part, at any time, or from time to time, commencing upon the date on which Adaptive becomes unconditionally entitled to receive a termination fee pursuant to Section 7.2(c) of the Merger Agreement. The Option shall terminate upon the earliest to occur of: (i) the date on which the Merger becomes effective; (b) written notice of termination of the Option Agreement by Adaptive to Western; (c) 12 months after the date on which the Option first becomes exercisable; or (d) the date of the termination of the Merger Agreement; provided, however, with respect to clause (d), if Adaptive becomes unconditionally entitled to receive a termination fee pursuant to Section 7.2(c) of the Merger Agreement upon or following the termination of the Merger Agreement and the occurrence of certain events, then the Option will not terminate until the later of (x) 15 business days following the time the termination fee becomes unconditionally payable and (y) the expiration of the period referred to in Section 7.2(c)(A)(III) of the Merger Agreement.

     The Option Agreement limits the total profit that may be received by Adaptive pursuant to the exercise of the Option and sale of the underlying shares of Western Common Stock. If Adaptive exercises the option, sells any underlying shares and receives proceeds which, together with any termination fees received by Adaptive from Western, exceeds $27,500,000, then Adaptive, at is sole election, shall reduce the number of shares of Western Common Stock subject to the Option, deliver to Western for cancellation shares previously purchased by Adaptive, reduce the amount of the Option Repurchase Price (as defined in the Option Agreement), pay cash to Western or any combination thereof, so that Adaptive's actual realized total profit does not exceed $27,500,000.


     The Option Agreement requires Western to repurchase the Option and any shares of Western Common Stock issued upon the exercise of the Option at Adaptive's request under certain circumstances. Other circumstances require Adaptive to sell to Western shares of Western Common Stock it has acquired upon the exercise of the option. Adaptive must offer to sell shares of Western Common Stock acquired by it upon the exercise of the option to Western before selling these shares to a third party. Western is obligated to register under the Securities Act the offer, sale and delivery by Adaptive of shares of Western Common Stock acquired by Adaptive upon the exercise of the Option.

     (c)  Not applicable.

     (d) If the Merger is consummated, Adaptive will become a wholly owned subsidiary of Western and Western will subsequently determine the size and membership of the Board of Directors of Adaptive and the officers of Adaptive.

CUSIP No. 95874P107               SCHEDULE 13D                     Page 7 of 14
          ---------

     (e) None, other than a change in the number of outstanding shares of Western Common Stock as contemplated by the Merger Agreement.

     (f) Upon consummation of the Merger, Adaptive will become a wholly owned subsidiary of Western.

     (g) Immediately prior to the consummation of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub will be amended and restated in a form satisfactory to Western. Upon consummation of Merger, the Certificate of Incorporation and Bylaws of Merger Sub will become the Certificate of Incorporation and Bylaws of Adaptive.

     (h) Upon consummation of the Merger, the Adaptive Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Adaptive Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, Western currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Western reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Western Voting Agreement, Adaptive has shared power to vote 39,796,351 shares of Western Common Stock for the limited purposes described in Item 4 above. As a result of the Adaptive Option Agreement granted to Adaptive, Adaptive may be deemed to be the beneficial owner of an additional 11,057,319 shares of Western Common Stock. In the aggregate, such shares (representing a total of 50,853,670 shares of Western Common Stock) would represent approximately 91.5% of the shares of Western Common Stock outstanding as of November 12, 2000 after giving effect to the exercise of the Option.

     To Adaptive's knowledge, no shares of Western Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Western Voting Agreement and the Option Agreement.

     Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Western shares the power to vote or to direct the vote or to dispose or direct the disposition of Western Common Stock.

     During the past five years, to Adaptive's knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, to Adaptive's knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     The entity named in Schedule III to this Schedule 13D is incorporated in the State of Delaware of the United States.

     (c)  Neither Adaptive, nor, to Adaptive's knowledge, any person named in
Schedule III, has effected any transaction in Western Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

CUSIP No. 95874P107               SCHEDULE 13D                     Page 8 of 14
          ---------

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4 above, to Western's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Western, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 95874P107               SCHEDULE 13D                     Page 9 of 14
          ---------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                        DESCRIPTION
--------------------------------------------------------------------------------

     99.1 Agreement of Merger and Reorganization dated as of November 12, 2000, by and among Adaptive Broadband Corporation, a Delaware corporation, Western Multiplex Corporation, a Delaware corporation, and WA Merger Sub, Inc., a Delaware corporation (without exhibits). (Exhibit to Adaptive's Form 8-K filed on November 14, 2000; incorporated herein by reference.)
     ----------------------------------------------------------------------

     99.2 Stock Option Agreement dated as of November 12, 2000, by and between Western Multiplex Corporation, a Delaware corporation, and Adaptive Broadband Corporation, a Delaware corporation. (Exhibit to Adaptive's Form 8-K filed on November 14, 2000; incorporated herein by reference.)
     ----------------------------------------------------------------------

     99.3 Voting Agreement dated as of November 12, 2000, by and between Adaptive Broadband Corporation, a Delaware corporation, and WMC Holding LLC, a Delaware limited liability company. (Exhibit to Adaptive's Form 8-K filed on November 14, 2000; incorporated herein by reference.)
     ----------------------------------------------------------------------

CUSIP No. 95874P107               SCHEDULE 13D                    Page 10 of 14
          ---------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2000            Adaptive Broadband Corporation

                                    /s/ Kenneth J. Wees
                                   ---------------------------------------------
                                   Kenneth J. Wees
                                   Vice President, General Counsel and Secretary

CUSIP No. 95874P107               SCHEDULE 13D                    Page 11 of 14
          ---------

                                   SCHEDULE I

             EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF ADAPTIVE

              NAME                    PRINCIPAL OCCUPATION OR EMPLOYMENT             COUNTRY OF CITIZENSHIP
Frederick D. Lawrence                 Chairman of the Board, Chief                        United States
                                      Executive Officer and Director

Daniel L. Scharre                     President and Chief Operating Officer               United States
                                      and Chief Executive Officer of
                                      Adaptive Broadband Limited, a wholly
                                      owned subsidiary

Donna S. Birks                        Executive Vice President and Chief                  United States
                                      Financial Officer

Kenneth J. Wees                       Vice President, General Counsel and                 United States
                                      Secretary

All individuals named in the above table are employed at Adaptive Broadband Corporation, 1143 Borregas Avenue, Sunnyvale, California 94089.

                       NON-EMPLOYEE DIRECTORS OF ADAPTIVE

        NAME                  PRINCIPAL OCCUPATION OR         NAME AND ADDRESS OF CORPORATION OR        COUNTRY OF
                                    EMPLOYMENT                    OTHER ORGANIZATION IN WHICH          CITIZENSHIP
                                                                         EMPLOYED
Leslie G. Denend              Retired                           1800 Webster Street, Palo Alto,         United States
                                                                California 94301

James C. Granger              President, Chief Executive        5600 Rowland Road, Minnetonka,          United States
                              Officer and Director of           Minnesota 55343
                              Digital Biometrics, Inc., a
                              manufacturer of fingerprint
                              reading products

William L. Martin III         Chief Executive Officer of        18111 Preston Road, Suite 900,          United States
                              White Rock Networks, a            Dallas, Texas 75252
                              producer of optical
                              transport systems

James T. Richardson           Senior Vice President and         851 SW 6th Avenue, Suite 1200,          United States
                              Chief Financial Officer of        Portland, Oregon 97204
                              WebTrends Corp., a producer
                              of software for Internet
                              commerce businesses

CUSIP No. 95874P107               SCHEDULE 13D                    Page 12 of 14
          ---------




                                  SCHEDULE II

     WESTERN VOTING AGREEMENT         NUMBER OF SHARES OF WESTERN COMMON   PERCENTAGE OF OUTSTANDING SHARES OF
          STOCKHOLDER                  STOCK BENEFICIALLY OWNED AS OF          WESTERN COMMON STOCK AS OF
                                             NOVEMBER 12, 2000                     NOVEMBER 12, 2000
        WMC Holding LLC                         39,796,351                               71.6%

CUSIP No. 95874P107               SCHEDULE 13D                    Page 13 of 14
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                                  SCHEDULE III

   WESTERN STOCKHOLDER                                PRINCIPAL OCCUPATION OR EMPLOYMENT
    WMC Holding Corp.                                       Not Applicable

CUSIP No. 95874P107               SCHEDULE 13D                    Page 14 of 14
          ---------

                                 EXHIBIT INDEX

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EXHIBIT NO.                   DESCRIPTION                            PAGE NUMBER
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    99.1  Agreement of Merger and Reorganization dated as of
          November 12, 2000, by and among Adaptive Broadband
          Corporation, a Delaware corporation, Western Multiplex Corporation, a Delaware corporation, and WA Merger Sub, Inc., a Delaware corporation (without exhibits). (Exhibit to Adaptive's Form 8-K filed on November 14, 2000; incorporated herein by reference.)

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    99.2  Stock Option Agreement dated as of November 12, 2000, by and between Western Multiplex Corporation, a Delaware corporation, and Adaptive Broadband Corporation, a Delaware corporation. (Exhibit to Adaptive's Form 8-K filed on November 14, 2000; incorporated herein by reference.)

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    99.3  Voting Agreement dated as of November 12, 2000, by and between Adaptive Broadband Corporation, a Delaware corporation, and WMC Holding LLC, a Delaware limited liability company. (Exhibit to Adaptive's Form 8-K filed on November 14, 2000; incorporated herein by reference.)

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